March 9, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Michael Fay, Branch Chief
100 F Street N.E.; Mail Stop 3561
Washington, D.C.  20549

Re:                               Triumph Group, Inc.
File No. 001-12235
Form 10-K: For the Fiscal Year Ended March 31, 2006

Dear Mr. Fay:

This letter responds to the comments set forth in your letter dated February 2, 2007 to Mr. John R. Bartholdson, Chief Financial Officer and Treasurer of Triumph Group, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006 (File No. 1-12235).  For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K: For the Fiscal Year Ended March 31, 2006
Results of Operations, page 25

1.              We believe that your MD&A discussion could be enhanced by quantification of the factors that have affected net sales and the various expense categories in your statement of operations.  For example, by not providing quantitative disclosures regarding the increase in incentive compensation expense, the impact it had on your operating income is not clear.  As such, please expand your disclosures in MD&A to quantify the impact of each significant factor which has affected your results of operations.

In preparing the MD&A section of the Annual Report on Form 10-K, the Company has considered the guidance set forth in FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (“FR-72”).  The Company’s MD&A was prepared with an understanding of what management considers important to investors and analysts and accordingly we have highlighted those changes from year-to-year that we believe provide insight to a reader to understand our financial information. The Company has also remained aware of presenting information that it believes would be considered material to an investor. Although our presentation in MD&A has a focus on each line item, it is not our intent to quantify the components of each of the changes, but rather to draw the reader’s attention to key aspects of those changes. For those line items that we consider to be more relevant to our investors (such as net sales and operating income), or where we consider the changes to be material, we have historically provided quantification of the most significant items.  For example, where we have had acquisitions that impact our results of operations, we have quantified for the reader the impact of those acquisitions on net sales and operating income because we believe it is important to a reader to have some perspective on the amount of growth resulting from acquisitions as opposed to internal growth. For internal growth, because we cannot precisely quantify the amount for each driver of the growth, we instead provide the reader with a narrative of the reasons for the growth. We understand the Staff’s comment and agree that providing quantitative information may be useful to facilitating a deeper understanding of our financial results. In future filings, we will be alert for opportunities to provide additional quantitative information where such information is available to us.

Consolidated Balance Sheets, page 35

2.              Please tell us the amount of any unbilled accounts receivable that you have recorded for the periods presented and explain to us the reason the revenue was unbilled at the balance sheet date.

Our revenue recognition policy is to recognize revenues and the associated accounts receivable in accordance with invoice terms, generally when completed products or repaired parts are shipped.  Therefore, there were no unbilled receivables recorded for the periods presented.

Consolidated Statements of Stockholders’ Equity, page 37

3.              Please tell us the components of “other” on your Consolidated Statements of Stockholders’ Equity.  In addition, please tell us the components of “other” operating activities on your Consolidated Statements of Cash Flows.

The components of the $0.7 million of “other” in our Consolidated Statement of Stockholders’ Equity for fiscal 2006 is comprised of the amortization of restricted stock of $0.6 million and other miscellaneous items totaling less than $0.1 million.

The components of the $5.3 million of “other” operating activities in our Consolidated Statement of Cash Flows for fiscal 2006 is comprised of an increase in deferred revenue of $3.4 million associated with a customer prepayment, the recording of a loss of $0.2 million related to the change in equity investment in a joint venture, the add-back of non-cash restricted stock amortization of $0.6 million, an increase in other long-term liabilities of $0.7 million due to a misclassification between “other” and the “accounts payable, accrued expenses and income taxes payable” lines on the cash flow, which we intend to correct in our Annual Report on Form 10-K for the year ending March 31, 2007, an add-back of $0.1 million related to a loss on the sale of fixed assets, and expense in excess of payments on various pension plans of $0.2 million.

2

Notes to the Consolidated Financial Statements, page 39
Note 2: Summary of Significant Accounting Policies, page 41
Revenue Recognition, page 41

4.              Please tell us whether you apply either SOP 81-1 or EITF 00-21 to any of your contracts and explain to us the basis for your conclusion.  If you are applying either SOP 81-1 or EITF 00-21 to any of your contracts, explain to us in detail the accounting policy that you are applying to each different type of contract.

We do not apply SOP 81-1 to our contracts. Our Aerospace Systems Group principally manufactures products to customer specifications for a fixed quantity of items to be delivered over a specified period of time. Actual costs are accumulated using traditional inventory costing methods. Net sales and cost of products sold are recognized upon shipment of the product to the customer.

EITF 00-21, “Revenue Arrangements with Multiple Deliverables” addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The Company produces products to customer specifications and delivers those products upon completion. The Company does not provide installation services, nor is the Company obligated to perform any services after the products have been shipped. Therefore, the Company has concluded that EITF 00-21 does not apply to its revenue generating activities.

5.              We note that service revenue is in part recognized “over the contractual period.”  Please explain to us in greater detail how exactly you are recognizing this revenue and your basis for recognizing it in this fashion.

Our Aftermarket Services Group provides maintenance, repair and overhaul services to both commercial and military markets on components and accessories manufactured by third parties. Certain of our maintenance, repair and overhaul revenues are derived from services that are under contract with our customers. The amount of net sales and cost of services performed recognized under contractual arrangements was [*****]* and [*****]*, respectively for the year ended March 31, 2006. The consolidated net sales and cost of products sold for fiscal 2006 was $760.4 million and $562.6 million, respectively.

The business which is represented by contractual arrangements is principally provided through our Triumph Air Repair (“TAR”) location. TAR, among other services, provides maintenance and overhaul services on customer owned auxiliary power units (APU’s). The fee charged for such services is based upon the number of hours operated multiplied by the agreed upon hourly rate, which is billed and collected on a monthly basis, over the life of the contract. These services are provided on equipment that the Company does not manufacture, and therefore, the maintenance contracts are accounted for as stand-alone contracts. We refer to these arrangements as Power by the Hour contracts, or PBH contracts. We have historically recorded revenue on PBH contracts based upon the fee charged as discussed above with an estimate of the costs of providing the service recorded at the same time.

*       Amounts omitted from response pursuant to a Confidential Treatment Request under Rule 83 of the Securities Exchange Act of 1934, as amended.

3

Because the amount involved was not considered by us to be material to the disclosure of net sales and cost of products sold, we have not separately disclosed such amounts. It is our current expectation that our revenue from PBH contracts will grow and therefore, we intend to make a change to recognize revenue under the proportional performance method in our March 31, 2007 Annual Report on Form 10-K. Under the proportional performance method, we would recognize revenue associated with each overhaul, as services are provided, based upon an output measure. The delivery of the overhauled APU to the customer is considered to be the output of the contract and therefore, revenue would be recognized as the overhauled unit is delivered to the customer. The expenses associated with each overhaul service would be recognized as incurred. Because we do not expect the impact of the change to be material, we intend to make the change on a prospective basis.

Note 3:  Acquisitions, page 44
Contract with GE

6.              Please explain to us in detail the basis for your accounting for the contract with GE, and provide us a copy of the contract.  For instance, explain to us why it was appropriate to record an intangible asset for the entire contract amount.  As part of your analysis, address whether you are an exclusive provider of the inlet box.

The agreement with General Electric (“GE”) did not constitute a business combination, rather it was and is an agreement for, among other things, the exclusive right to use certain proprietary technology owned by GE. We merely included the discussion of this agreement within the Acquisitions footnote. Effective January 1, 2005, Triumph Gear Systems — Macomb, Inc. (“TGSM”) a subsidiary of the Company, entered into a contract with GE related to the inlet gear box for the CFM56 engine (“Gear Box”). The contract is a joint arrangement between the parties pursuant to which GE shall develop, manufacture and sell CFM56 engines, spare engines, modules kits and spare parts (including the Gear Box), and TGSM shall manufacture and supply the Gear Box exclusively for GE and shall be the exclusive supplier of the Gear Box for GE.  TGSM’s participation in the program includes the manufacture and supply of 100% of GE’s requirements for the Gear Box for the life of the program.  Under separate cover, we have provided, as supplemental information with your permission, a copy of the agreement for the CFM56 program between GE and TGSM.

In consideration for GE making available to TGSM the manufacturing technology required to manufacture the Gear Box, TGSM was required to pay GE a non-refundable Technology License Fee of $32 million payable in ten quarterly installments for the right to utilize this technology. The Company recorded an intangible asset for the entire contract amount because we are contractually obligated to GE for the entire amount and each Gear Box that is produced and delivered benefits equally from the right to use the technology and therefore, we believe it is appropriate for each Gear Box delivered to share a portion of the cost of the technology license.  The accounting for the contract with GE is in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (“SFAS 142”).  SFAS 142, paragraph 9 states, “an intangible asset that is acquired either individually

4

or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value.”

7.              Please quantify for us the amount of revenue and expenses that have been recognized under the GE contract for each period presented and in the subsequent periods.  In addition, quantify for us the amount of expected revenues and costs for each future year of the contract.

We have requested confidential treatment under Rule 83, of the information that quantifies the amount of revenue and costs that have been recognized under the GE contract for each period presented including the amount of expected revenues and costs for each future year of the contract and, therefore, redacted copies are being filed with our response as Exhibits 7A and 7B.

8.              Please explain to us how you determined the weighted-average life of each separate intangible asset.

SFAS 142, paragraph 11 states, “the accounting for a recognized intangible asset is based on its useful life to the reporting entity.  An intangible asset with finite life is amortized; an intangible asset with an indefinite life is not amortized.”  SFAS 142, paragraph 12 states, “a recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite.”  Finally, SFAS 142, appendix B, paragraph B44 states, “the Board observed that the useful lives of intangible assets are related to the expected cash inflows that are associated with those assets. Accordingly, the Board concluded that the amortization periods for intangible assets should generally reflect those useful lives and, by extension, the cash flow streams associated with them. The Board noted that the useful lives and amortization periods of intangible assets should reflect the periods over which those assets will contribute to cash flows, not the period of time that would be required to internally develop those assets.”

We determined that there were two distinct cash flow streams which resulted from the right to use the technology licensed from GE.  First, there is the initial production of inlet gearboxes for the CFM56 engine program pursuant to the contract, and second, there are replacement spare parts for the CFM56 engine program.  The weighted-average life of each intangible asset was derived using their individual estimated cash flow streams.  It was determined that the cash flow stream for the initial production of inlet gearboxes occurred primarily during the first 11 years of the contract and reflected approximately 94% of the total revenue stream on a discounted basis.  The cash flow stream for the replacement spare parts for the CFM56 engine program were expected to occur over a 30-year period and reflected approximately 6% of the total revenue stream on a discounted basis.  Therefore, the original weighted-average life of the intangible was calculated as follows: (11 years x 94%) + (30 years x 6%) = 12.1 years.

5

Acquisition of Rolls-Royce Gear Systems, Inc.

9.              Please provide us the terms of the acquisition and the underlying agreement.  In addition, provide us the purchase price allocation for this acquisition.

  The acquisition of Rolls-Royce Gear Systems (“RRGS”) was accomplished through the purchase of all of the outstanding stock of RRGS by the Company from Rolls-Royce North America Venture I Inc.  At closing on January 16, 2004, the Company paid $36 million in cash to acquire the outstanding stock.  Under separate cover, we have provided, as supplemental information with your permission, a copy of the underlying agreement.  We have requested confidential treatment under Rule 83 of the purchase price allocation and therefore, a redacted copy is being filed with our response as Exhibit 9.

10.       We note that you have entered into exclusive long-term supply agreements as part of the Rolls-Royce Gear System, Inc. transaction.  Please tell us the significant terms of each supply agreement and provide us a copy of each underlying agreement.

Under separate cover, we have provided as supplemental information with your permission, copies of the master long-term supply agreement, including appendix 3.1, 3.2 and 3.3 to the master long-term supply agreement.  The appendices include all of the significant terms for each long-term supply agreement.

11.       You state in your fiscal 2005 first quarter Form 10-Q that you have retained the services of an independent appraisal firm to assist in the valuation of certain intangible assets acquired as part of the acquisition of Triumph Gear Systems, Inc. and that you expect to finalize the purchase price with the seller and the purchase price allocation for this acquisition in the second quarter of fiscal 2005.  Provide us a copy of this independent valuation.  In addition, explain to us why, in the second quarter of fiscal 2005, you changed your estimate of when you would finalize the purchase price allocation to the third quarter of fiscal 2005.

Under separate cover, we have provided, as supplemental information with your permission, a copy of the independent appraisal firm’s final valuation of intangible assets.  The final valuation report was dated February 3, 2005. However, draft reports, which reflected that which was reported in the February 3, 2005 valuation, were used to record the final entries in the third quarter of fiscal 2005.

Since the effective date of the acquisition was January 16, 2004, we were able to record purchase price allocation entries in the Form 10-Q for our third fiscal quarter ended December 31, 2004, filed February 8, 2005.  During the second quarter of fiscal 2005 we changed our estimate of when we would expect to finalize the purchase price allocation, because not all information necessary had been received at that time. We had not received the information necessary from the appraisal firm to record the fair value of identified intangible assets.

6

12.       Please provide us copies of the long-term supply agreements underlying the $14,435,000 loss recorded and fully explain to us your basis for recording this amount; include all calculations and analysis prepared to support this amount.  As part of your response, clearly explain to us why each contract is a loss contract, and explain to us when and how the circumstances changed so that these contracts became loss contracts.  Conclusively demonstrate that the circumstances which caused the need for the adjustment were in existence at the acquisition date and did not relate to circumstances that occurred subsequent to the date of acquisition.  As part of your response, explain the nature of the information you had arranged to obtain to complete the allocation of the purchase price within the allocation period and when you had arranged to obtain that information.

As noted in response to comment 10, we have provided under separate cover copies of the master long-term supply agreements underlying the $14,435,000 recorded loss. We have requested confidential treatment under Rule 83 of the contract loss calculations and therefore, redacted copies are being filed with our response as Exhibits 12A through 12F.

The Company negotiated the acquisition of RRGS with the knowledge that certain commitments for production related to Rolls-Royce products were not under executed contracts and for at least one (BR710 Gearbox), production had not yet begun. The BR710 Gearbox was the single largest contract with Rolls-Royce and was scheduled to begin production in October 2005. As part of the acquisition of RRGS, and as a condition to closing, the Company and Rolls-Royce required that the current and future business with Rolls-Royce would be subject to long-term (10 year) supply agreements. In developing the purchase price for RRGS, the Company was provided information from Rolls-Royce which indicated that the cost to produce and the associated selling price to Rolls-Royce would provide the Company with a profit on the contracts. During the third quarter of fiscal 2005, the Company formally commenced an internal evaluation of the Rolls-Royce contracts.  As part of the evaluation, vendor quotes were requested and the Company began to develop production cost estimates.  During the third quarter close process, when the Company had obtained sufficient information to estimate the manufacturing costs for the Rolls-Royce products, it was apparent that the relationship of cost to revenue was not what the Company had expected based upon pre-acquisition discussions with and representations made by Rolls-Royce. The Company’s estimate of the cost to produce under the contracts was in excess of the revenue to be generated by the contracts, resulting in estimated losses on the contracts.

As a result, in the third quarter of fiscal 2005, the Company recorded $13.1 million (discounted basis, to represent the estimated fair value of the loss) in expected losses associated with the long-term supply agreements that were assumed in the transaction. The loss was recorded through an increase to goodwill and a related long-term liability. The Company’s position was that the information it had received from Rolls-Royce was not accurate, and as a result, these contracts were in loss positions at the date of the acquisition. The Company determined that, at the time, it was appropriate to record the estimated loss since the contracts were executed and binding arrangements.

7

13.       With regard to each long-term supply agreement underlying the $14,435,000, please provide us the amount of revenue and expense that was recorded annually before the acquisition and in each subsequent quarterly period.  In addition, provide us your future projections of revenues and expenses that will be recorded under each of these agreements.

We have requested confidential treatment under Rule 83 of information showing the amount of revenue and expense that was recorded annually before the acquisition and in each subsequent quarterly period, including future projections of revenues and expenses under each of these agreements and therefore a redacted copy is being filed with our response as Exhibit 13.

14.       Please explain to us why you did not discuss or disclose the potential for a loss under the supply agreements in either of your first and second quarter Forms 10-Q.  Refer to SAB Topic 2.A.7.

We did not disclose or discuss the potential for a loss under the supply agreements in either our first or second quarter Forms 10-Q because, at that time, we had not performed the analysis of the contracts and therefore, were not aware that they were loss contracts.  We initially relied on the representations provided by Rolls-Royce as to the profitability of the long-term supply agreements supplied to us during the negotiation of the agreement. The largest loss contract with Rolls-Royce, which was signed as a condition to close the transaction involved the BR710/715 Program where the first deliveries of product were not scheduled to begin until October 2005. However, actual shipments did not occur until February 2006. This contract runs through the year 2015 and obligates the Company to provide Rolls-Royce with 100% of their requirements for the intermediate gearbox on the BR710/715 engine.

15.       Please identify for us the day the allocation period ended and provide us a substantive analysis to support that day.

All material purchase price allocation entries were recorded during our third fiscal quarter ended December 31, 2004.  It was during the third quarter closing process that all information gathering was completed and the entries recorded.

8

16.       You state in the note that the purchase price may be further adjusted pending the outcome of the remaining open items associated with the long-term supply agreements that were assumed in the transaction.  Your accounting is not consistent with paragraph 41 of SFAS 141.  Please identify for us any adjustments that you have made that were not in accordance with paragraph 41 and accordingly correct your financial statements.

We have initiated discussions with Rolls-Royce with regard to the loss contracts as we believe that Rolls-Royce misrepresented the profitability of those contracts during the pre-acquisition negotiations.  No significant purchase price adjustments have been made after the purchase price allocation was completed in the third quarter of fiscal 2005, and therefore, we have not made any adjustments that were not in accordance with paragraph 41 of SFAS No. 141.  In light of the Staff’s comment, we understand the Staff’s view, and any resolution with Rolls-Royce that results in an adjustment to the recorded loss contract reserve will be charged or credited to income.

Note 11:  Accrued Expenses, page 55

17.       Please quantify for us the significant components of “all other” for the periods presented.

The significant components of accrued expenses “all other” as of March 31, 2006 are as follows: (1) current portion of the reserves for loss contracts of $6.0 million; (2) deferred revenue of $5.4 million associated with customer prepayments; and (3) warranty reserves of $3.4 million.  The remaining balance of $19.1 million is comprised of multiple items, all of which are individually less than 2% of total current liabilities as of March 31, 2006.   The significant components of accrued expenses “all other” as of March 31, 2005 are as follows: (1) current portion of the reserves for loss contracts of $4.8 million; (2) deferred revenue of $6.3 million associated with customer prepayments; and (3) warranty reserves of $3.7 million.  The remaining balance of $23.4 million is comprised of multiple items, all of which are individually less than 2% of total current liabilities as of March 31, 2005.

Note 17:  Segments, page 57

18.       Please provide the information required by paragraphs 26 and 37 of SFAS 131.  Provide a copy of the disclosure that you would have presented as of March 31, 2006.  In addition, provide a sample of the information your chief operating decision maker regularly reviews to make decisions about resource allocations and performance assessments as support for your reportable segments.

We believe that our segment disclosure could be enhanced pursuant to the requirements of paragraph 26(a) of SFAS No. 131 and, accordingly, we have included below the additional information that we intend to add to our segment disclosure in our future Annual Reports on Form 10-K:

9

“The Company is organized based on the products and services that it provides.  Under this organizational structure, the Company has two reportable segments: the Aerospace Systems Group and the Aftermarket Services Group.  Each segment has a president and controller who manage their respective segment.  The segment president reports directly to the President and CEO of the Company, the Chief Operating Decision Maker (“CODM”), as defined in SFAS No. 131.  The segment presidents maintain regular contact with the CODM to discuss operating activities, financial results, forecasts and plans for the segment.  The segment controllers have dual reporting responsibilities, reporting to both their segment president as well as the Corporate Controller. The Company’s CODM evaluates performance and allocates resources based upon review of segment information.  The CODM utilizes operating income as a primary measure of profitability.”

Paragraph 37 of SFAS 131 requires that an enterprise report revenues from external customers for each product and service or each group of products and services unless it is impractical to do so.  The Company has not historically captured revenues by product or service type.  Therefore, it is impractical for us to do so at this time.  But note that our segment reporting allows us to report sales to original equipment manufacturer customers through our Aerospace Systems Group as well as repair and overhaul sales through our Aftermarket Services Group.

We believe that our segment disclosure could be enhanced pursuant to the requirements of paragraph 37 of SFAS No. 131 and, accordingly, we have included below the additional information that we intend to add to our segment disclosure in our future Annual Reports on Form 10-K:

“The Company does not accumulate net sales information by product or service or groups of similar products and services, and therefore the Company does not disclose net sales by product or service because to do so would be impracticable.”

Under separate cover, we have provided, as supplemental information with your permission, the information our CODM regularly reviews to make decisions about resource allocations and performance assessments.

10

Other

19.       Please provide the disclosure required by paragraph 14 of FIN 45.  Provide us a copy of the disclosure that you would have presented as of March 31, 2006 had you appropriately complied with FIN 45.

Product warranty accruals were approximately $3.4 million and $3.7 million as of March 31, 2006 and 2005, respectively, less than 3% of total current liabilities for each year.  Additionally, warranty claims and warranty accruals for the fiscal years ended March 31, 2006 and 2005 were less than $3.4 million in each of those two years. Therefore, because we have considered both the warranty accrual and the annual activity to be minor in relation to our financial statements, we have not provided the disclosure called for by paragraph 14 of FIN 45. We propose that, should accrued warranties exceed 5% of total current liabilities, or should the annual activity related to product warranties become significant, the Company will include in future filings the necessary disclosures as required by paragraph 14 of FIN 45.

In connection with responding to your comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me at your earliest convenience.

Sincerely,

By:	/s/ John R. Bartholdson
Name:	John R. Bartholdson
Title:	Senior Vice President, Chief Financial Officer and Treasurer

11

EXHIBIT 7A

CONFIDENTIAL TREATMENT REQUESTED BY TRIUMPH GROUP

Quarterly TGS - Macomb Financials - CFM 56 RSP

	FY 2005		FY 2006					FY 2007
	Mar-		Jun-	Sep-	Dec-	Mar-
	05 Qtr 4	YTD	05 Qtr 1	05 Qtr 2	05 Qtr 3	06 Qtr 4	YTD	Jun- 06	Sep- 06	Dec- 06	Mar- 07	YTD
	FY	FY	FY	FY	FY	FY	FY	Qtr 1	Qtr 2	Qtr 3	Qtr 4	FY
	2005	2005	2006	2006	2006	2006	2006	2007	2007	2007	2007	2007
Revenue
Production Gearbox	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Spares	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Total Revenues	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Mfg Cost
Production Gearbox	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Spares	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Total Mfg Cost	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

[******]      Certain Confidential Information in this Exhibit was omitted by means of redacting all financial data and replacing it with bracketed asterisks.
This Exhibit has been submitted separately to the Securities and Exchange Commission without the redaction pursuant to Confidential
Treatment Request under Rule 83 of the Securities Exchange Act of 1934.

EXHIBIT 7B

CONFIDENTIAL TREATMENT REQUESTED BY TRIUMPH GROUP

Triumph Gear Systems - Macomb
CFM56 Program
Updated Forecast as of February 2007

Calendar	Revenues			Cost			Gross Margin
Year	Production	Spares	Total	Production	Spares	Total	Production	Spares	Total
2005	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2006	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2007	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2008	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2009	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2010	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2011	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2012	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2013	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2014	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2015	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2016	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2017	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2018	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2019	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2020	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2021	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2022	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2023	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2024	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2025	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2026	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2027	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2028	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2029	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2030	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2031	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2032	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2033	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
2034	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
TOTALS	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

[******]                          Certain Confidential Information in this Exhibit was omitted by means of redacting all financial data and replacing it with bracketed asterisks. This Exhibit has been submitted separately to the Securities and Exchange Commission without the redaction pursuant to Confidential Treatment Request under Rule 83 of the Securities Exchange Act of 1934.

EXHIBIT 9

CONFIDENTIAL TREATMENT REQUESTED BY TRIUMPH GROUP

Purchase Price Allocation		Triumph Gear Systems
	FINAL		FINAL
	1-Jan		1-Jan
	2004		2004
	Opening		Opening
Current Assets		Current Liabilities
Cash	[********]	Current Maturities of LTD - note payable	[********]
Marketable securities	[********]	Accounts Payable	[********]
Accounts receivable	[********]	A/P - GRNV	[********]
allowance: bad debt, credits & returns	[********]	Accrued expenes-Def’d Acq Pmts	[********]
Inventory	[********]	Accrued expenses	[********]
Inventory reserve	[********]	Accrued Expense - Adv Pmts	[********]
Prepaids	[********]	Accrued expenses - Loss Contract	[********]
Other Current Assets	[********]	Warranty reserve	[********]
		Other Liabilities	[********]
Total Current Assets	[********]	Accrued Taxes Payable	[********]

Gross Property and Equipment	[********]	Total Current Liabilities	[********]
Less: Accum. Depreciation	[********]
		Deferred Income Taxes	[********]
Net Property and Equipment	[********]	Other LT Liabilities - Loss Contract	[********]

Deferred tax asset	[********]	Total Non-Current Liabilities	[********]
Rental deposits etc.	[********]
Finance fees	[********]	TGI Acquisition debt	[********]
Note receivable	[********]	Deferred Purchase price (commission)	[********]
Goodwill	[********]
Intangible	[********]	****Total Financing	[********]

TOTAL ASSETS	[********]	TOTAL LIABILITIES	[********]

[********]                                Certain Confidential Information in this Exhibit was omitted by means of redacting all financial data and replacing it with bracketed asterisks. This Exhibit has been submitted separately to the Securities and Exchange Commission without the redaction pursuant to Confidential Treatment Request under Rule 83 of the Securities Exchange Act of 1934.

EXHIBIT 12A

CONFIDENTIAL TREATMENT REQUESTED BY TRIUMPH GROUP

Triumph Group, Inc.
Calculation of Fair Value - Loss Contracts Summary
January 1, 2004

	Total	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
BR710	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Bristol	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Boeing	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Industrial Trent	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Others	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Total Cash Flow	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

NPV @ 4.12%	[******]

[******]

Certain Confidential Information in this Exhibit was omitted by means of redacting all financial data and replacing it with bracketed asterisks. This Exhibit has been submitted separately to the Securities and Exchange Commission without the redaction pursuant to Confidential Treatment Request under Rule 83 of the Securities Exchange Act of 1934.

EXHIBIT 12B

CONFIDENTIAL TREATMENT REQUESTED BY TRIUMPH GROUP

BR710/715 LOSS CONTRACT
(Based on Calendar year	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
BRR 710 Nimrod

Sales Price	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Materials 1	[******]
Materials 2	[******]
Direct Labor 1	[******]
Direct Labor 2	[******]
Direct Labor Burden 1	[******]
Direct Labor Burden 2	[******]

Total Materials	[******]
Total Direct Labor	[******]
Direct Labor Burden	[******]

Total DMC	[******]

Material Savings	[******]
Labor Savings	[******]

Adjusted DMC	[******]

Material Burden	[******]
Sustaining Burden	[******]

Total Cost Before Index	[******]
Cumulative Index	[******]
Cumulative Price Index	[******]

Total cost	[******]

Loss Per Unit	[******]
Number of Units	[******]
Total Lost	[******]

BRR 710 -GV & GX

Sales Price	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Materials 1	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Materials 2	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Direct Labor 1	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Direct Labor 2	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Direct Labor Burden 1	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Direct Labor Burden 2	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Total Materials	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Total Direct Labor	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Direct Labor Burden	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Total DMC	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Material Savings	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Labor Savings	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Adjusted DMC	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Material Burden	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Sustaining Burden	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Total Cost Before Index	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Cumulative Index	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Cumulative Price Index	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Total cost	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Loss Per Unit	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Number of Units	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Total Lost	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

BRR 715

Sales Price	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Materials 1	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Materials 2	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Direct Labor 1	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Direct Labor 2	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Direct Labor Burden 1	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Direct Labor Burden 2	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Total Materials	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Total Direct Labor	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Direct Labor Burden	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Total DMC	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Material Savings	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Labor Savings	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Adjusted DMC	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Material Burden	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Sustaining Burden	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Total Cost Before Index	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Cumulative Index	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Cumulative Price Index	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Total cost	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Loss Per Unit	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Number of Units	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Total Lost	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Total Units	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Total Loss all Kits	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

[******]            Certain Confidential Information in this Exhibit was omitted by means of redacting all financial data and replacing it with bracketed asterisks. This Exhibit has been submitted separately to the Securities and Exchange Commission without the redaction pursuant to Confidential Treatment Request under Rule 83 of the Securities Exchange Act of 1934.

EXHIBIT 12C

CONFIDENTIAL TREATMENT REQUESTED BY TRIUMPH GROUP
Bristol Loose Gear Loss Contract

OPEN
											UNIT	ORDER
											COST	QTY
PART							LABOR	MATERIAL			w/SUST	as of
NUMBER	QTY	MATL	LABOR	SUBC	BURDEN	TOTAL	CONTENT	CONTENT	SUST	MRB	& MRB	12/31/04
5199-100	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-101	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-103	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-106	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-107	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-108	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-109	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-11	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-118	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-12	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-123	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-125	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-126	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-127	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-129	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-130	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-135	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-137	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-172	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-177	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-179	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-18	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-181	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-184	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-2	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-20	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-21	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-219	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-221	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-23	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-231	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-233	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-237	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-24	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-25	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-3	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-30	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-351	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-352	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-36	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-4	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-60	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-61	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-63	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-65	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-69	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-72	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-74	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-75	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-76	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-79	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-80	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-86	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-87	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-88	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-89	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-92	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-93	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-94	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-95	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-96	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-98	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-288	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Grand Total	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

EXHIBIT 12C

CONFIDENTIAL TREATMENT REQUESTED BY TRIUMPH GROUP (Continued)
Bristol Loose Gear Loss Contract

2003
	UK	BASE	2004	2005	2006	2007	2008	QTY	QTY	QTY	QTY	QTY
PART	PART	SALES	SALES	SALES	SALES	SALES	SALES	FOR	FOR	FOR	FOR	FOR
NUMBER	NUMBER	PRICE	PRICE	PRICE	PRICE	PRICE	PRICE	2004	2005	2006	2007	2008
5199-100	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-101	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-103	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-106	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-107	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-108	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-109	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-11	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-118	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-12	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-123	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-125	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-126	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-127	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-129	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-130	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-135	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-137	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-172	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-177	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-179	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-18	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-181	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-184	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-2	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-20	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-21	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-219	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-221	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-23	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-231	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-233	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-237	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-24	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-25	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-3	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-30	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-351	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-352	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-36	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-4	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-60	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-61	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-63	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-65	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-69	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-72	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-74	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-75	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-76	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-79	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-80	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-86	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-87	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-88	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-89	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-92	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-93	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-94	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-95	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-96	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-98	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
5199-288	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
Grand Total	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

EXHIBIT 12C

CONFIDENTIAL TREATMENT REQUESTED BY TRIUMPH GROUP (Continued)
Bristol Loose Gear Loss Contract

TOTAL
RESERVE
PART	RESERVE	RESERVE	RESERVE	RESERVE	RESERVE	NEEDED
NUMBER	FOR 2004	FOR 2005	FOR 2006	FOR 2007	FOR 2008	2003
5199-100	[******]	[******]	[******]	[******]	[******]	[******]
5199-101	[******]	[******]	[******]	[******]	[******]	[******]
5199-103	[******]	[******]	[******]	[******]	[******]	[******]
5199-106	[******]	[******]	[******]	[******]	[******]	[******]
5199-107	[******]	[******]	[******]	[******]	[******]	[******]
5199-108	[******]	[******]	[******]	[******]	[******]	[******]
5199-109	[******]	[******]	[******]	[******]	[******]	[******]
5199-11	[******]	[******]	[******]	[******]	[******]	[******]
5199-118	[******]	[******]	[******]	[******]	[******]	[******]
5199-12	[******]	[******]	[******]	[******]	[******]	[******]
5199-123	[******]	[******]	[******]	[******]	[******]	[******]
5199-125	[******]	[******]	[******]	[******]	[******]	[******]
5199-126	[******]	[******]	[******]	[******]	[******]	[******]
5199-127	[******]	[******]	[******]	[******]	[******]	[******]
5199-129	[******]	[******]	[******]	[******]	[******]	[******]
5199-130	[******]	[******]	[******]	[******]	[******]	[******]
5199-135	[******]	[******]	[******]	[******]	[******]	[******]
5199-137	[******]	[******]	[******]	[******]	[******]	[******]
5199-172	[******]	[******]	[******]	[******]	[******]	[******]
5199-177	[******]	[******]	[******]	[******]	[******]	[******]
5199-179	[******]	[******]	[******]	[******]	[******]	[******]
5199-18	[******]	[******]	[******]	[******]	[******]	[******]
5199-181	[******]	[******]	[******]	[******]	[******]	[******]
5199-184	[******]	[******]	[******]	[******]	[******]	[******]
5199-2	[******]	[******]	[******]	[******]	[******]	[******]
5199-20	[******]	[******]	[******]	[******]	[******]	[******]
5199-21	[******]	[******]	[******]	[******]	[******]	[******]
5199-219	[******]	[******]	[******]	[******]	[******]	[******]
5199-221	[******]	[******]	[******]	[******]	[******]	[******]
5199-23	[******]	[******]	[******]	[******]	[******]	[******]
5199-231	[******]	[******]	[******]	[******]	[******]	[******]
5199-233	[******]	[******]	[******]	[******]	[******]	[******]
5199-237	[******]	[******]	[******]	[******]	[******]	[******]
5199-24	[******]	[******]	[******]	[******]	[******]	[******]
5199-25	[******]	[******]	[******]	[******]	[******]	[******]
5199-3	[******]	[******]	[******]	[******]	[******]	[******]
5199-30	[******]	[******]	[******]	[******]	[******]	[******]
5199-351	[******]	[******]	[******]	[******]	[******]	[******]
5199-352	[******]	[******]	[******]	[******]	[******]	[******]
5199-36	[******]	[******]	[******]	[******]	[******]	[******]
5199-4	[******]	[******]	[******]	[******]	[******]	[******]
5199-60	[******]	[******]	[******]	[******]	[******]	[******]
5199-61	[******]	[******]	[******]	[******]	[******]	[******]
5199-63	[******]	[******]	[******]	[******]	[******]	[******]
5199-65	[******]	[******]	[******]	[******]	[******]	[******]
5199-69	[******]	[******]	[******]	[******]	[******]	[******]
5199-72	[******]	[******]	[******]	[******]	[******]	[******]
5199-74	[******]	[******]	[******]	[******]	[******]	[******]
5199-75	[******]	[******]	[******]	[******]	[******]	[******]
5199-76	[******]	[******]	[******]	[******]	[******]	[******]
5199-79	[******]	[******]	[******]	[******]	[******]	[******]
5199-80	[******]	[******]	[******]	[******]	[******]	[******]
5199-86	[******]	[******]	[******]	[******]	[******]	[******]
5199-87	[******]	[******]	[******]	[******]	[******]	[******]
5199-88	[******]	[******]	[******]	[******]	[******]	[******]
5199-89	[******]	[******]	[******]	[******]	[******]	[******]
5199-92	[******]	[******]	[******]	[******]	[******]	[******]
5199-93	[******]	[******]	[******]	[******]	[******]	[******]
5199-94	[******]	[******]	[******]	[******]	[******]	[******]
5199-95	[******]	[******]	[******]	[******]	[******]	[******]
5199-96	[******]	[******]	[******]	[******]	[******]	[******]
5199-98	[******]	[******]	[******]	[******]	[******]	[******]
5199-288	[******]	[******]	[******]	[******]	[******]	[******]
Grand Total	[******]	[******]	[******]	[******]	[******]	[******]

[******] Certain Confidential Information in this Exhibit was omitted by means of redacting all financial data and replacing it with bracketed asterisks. This Exhibit has been submitted separately to the Securities and Exchange Commission without the redaction pursuant to Confidential Treatment Request under Rule 83 of the Securities Exchange Act of 1934.

EXHIBIT 12D

CONFIDENTIAL TREATMENT REQUESTED BY TRIUMPH GROUP

Boeing Loss Contract

				2004	2005										12/31/2004		12/31/2003
				Discount	Discount										CONTRACT		CONTRACT
	2004	Qty	2005	Unit	Unit						7.6%	226.7%	TOTAL		LOSS	FY2005	LOSS
Product ID	Shipped	Reqd	Shipped	Price	Price	Material	Labor	Burden	Subc	Total	MRB	SUST	COST		NEEDED	Shipped	NEEDED
6-61583	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
65-86207-8	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
69B17706-3	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
65-29992-3	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
65C33692-2	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
65-29992-3	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
65-29992-3	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
65-55780-7	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
65B96261-3	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
69-20528-6	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
69-41433-501	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
65B04355-53	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
65B04355-53	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
69-21142-1	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
69-63409-1	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
65C31779-6	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
															[******]	[******]	[******]

[******]         Certain Confidential Information in this Exhibit was omitted by means of redacting all financial data and replacing it with bracketed asterisks. This Exhibit has been submitted separately to the Securities and Exchange Commission without the redaction pursuant to Confidential Treatment Request under Rule 83 of the Securities Exchange Act of 1934.

Exhibit 12E

CONFIDENTIAL TREATMENT REQUESTED BY TRIUMPH GROUP

INDUSTRIAL TRENT LOSS CONTRACT

Part Number	Units Shipped	Material	Labor	Burden	SUBC	Total	Unit Cost	Blank	Qty On Open Order 2004	Qty On Open Order 2005	2006	2007	2008	Contract Loss Required 12/31/03

Industrial TRE 42578-3		[*******]	[*******]	[*******]	[*******]	[*******]

				[*******]		[*******]

		[*******]	[*******]	[*******]	[*******]	[*******]	[*******]

		[*******]	[*******]

Sustaining	[*******]		[*******]			[*******]	[*******]	[*******]

MRB	[*******]	[*******]			[*******]	[*******]	[*******]	[*******]

						[*******]	[*******]	[*******]

Selling Price						[*******]	[*******]		[*******]	[*******]	[*******]	[*******]	[*******]

Total Cost per Unit							[*******]		[*******]	[*******]	[*******]	[*******]	[*******]

Contract Loss per Unit									[*******]	[*******]	[*******]	[*******]	[*******]

Number of Units							[*******]		[*******]	[*******]	[*******]	[*******]	[*******]

Loss Reserve Required									[*******]	[*******]	[*******]	[*******]	[*******]	[*******]

[*******]                                              Certain Confidential Information in this Exhibit was omitted by means of redacting all financial data and replacing it with bracketed asterisks.
This Exhibit has been submitted separately to the Securities and Exchange Commission without the redaction pursuant to Confidential Treatment Request under Rule 83 of the Securities Exchange Act of 1934.

EXHIBIT 12F

CONFIDENTIAL TREATMENT REQUESTED BY TRIUMPH GROUP

OTHER LOSS		UNITS									CONTRACT LOSS
CONTRACTS	PART NUMBER	SHIPPED	MATERIAL	LABOR	BURDEN	SUBC	TOTAL	UNIT COST			REQUIRED 12/31/03
TRENT 500	KN52350	[********]	[********]	[********]	[********]	[********]
		[********]	[********]	[********]	[********]	[********]
		[********]	[********]	[********]	[********]	[********]	[********]	[********]
			[********]	[********]
	Sustaining	[********]		[********]			[********]	[********]	[********]
MRB		[********]	[********]			[********]	[********]	[********]	[********]
							[********]	[********]	[********]
	Selling Price							[********]
	Contract Loss per Unit							[********]		1(Shipped 4th Qtr 2005)	[********]
TRENT 500	KN552180		[********]	[********]	[********]	[********]	[********]
		[********]	[********]	[********]	[********]	[********]	[********]	[********]
			[********]	[********]
	Sustaining	[********]		[********]			[********]	[********]	[********]
	MRB	[********]	[********]			[********]	[********]	[********]	[********]
							[********]	[********]	[********]
[********]
								[********]		1(Shipped 4th Qtr 2005)	[********]
HELICOPTER	369A5100-615OHL										[********]
HELICOPTER	369A5100-615REP										[********]
HELICOPTER	369D21200-503R										[********]
	42585-400										[********]
Drawing Changes 710/715											[********]

[********]                       Certain Confidential Information in this Exhibit was ommitted by means of redacting all financial data and replacing it with bracketed asterisks. This Exhibit has been submitted separately to the Securities and Exchange Commission without the redaction pursuant to Confidential Treatment Request under Rule 83 of the Securities Exchange Act of 1934.

EXHIBIT 13

CONFIDENTIAL TREATMENT REQUESTED BY TRIUMPH GROUP

TRIUMPH GEAR SYSTEMS-PARK CITY
Loss Contract Data

		Industrial Trent			Bristol			BR710
		Sales	COGS	GP	Sales	COGS	GP	Sales	COGS	GP
Pre-Acquisition	CY 2002	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	CY 2003	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Post-Acquisition	Q4 FY2004	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

	Q1 FY2005	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	Q2 FY2005	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	Q3 FY2005	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	Q4 FY2005	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

	Q1 FY2006	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	Q2 FY2006	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	Q3 FY2006	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	Q4 FY2006	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

Future	FY 2007	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	FY 2008	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	FY 2009	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	FY 2010	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	FY 2011	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	FY 2012	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	FY 2013	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	FY 2014	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	FY 2015	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]
	FY 2016	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]	[******]

[******]                 Certain Confidential Information in this Exhibit was omitted by means of redacting all financial data and replacing it with bracketed asterisks. This Exhibit has been submitted separately to the Securities and Exchange Commission without the redaction pursuant to Confidential Treatment Request under Rule 83 of the Securities Exchange Act of 1934.